January 29, 2016

Writer’s Direct Dial: (5411 4346-5006)

E-mail: lmontero@edenor.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Empresa Distribuidora y Comercializadora Norte S.A.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-33422

Dear Ms. Thompson,

                                                On behalf of Empresa Distribuidora y Comercializadora Norte S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 31, 2015, related to the above-referenced Form 20-F (the “Form 20-F”).

                                                For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Regulatory Framework

VII. Loans for consumption (mutuums) and assignments of secured receivables, page F-19

  Please clarify how you are accounting for the loans for consumption granted by the government. In doing so, tell us how you are classifying the loans on your statements of financial position and cash flows and explain the reasoning for such classifications. In this regard, we note your statement that “such obligations do not constitute financing decisions made by the Company in the ordinary course of business.” Reference the authoritative literature you relied upon to support your accounting and classification.

We respectfully advise the Staff that the technical analysis relating to the accounting for the loans for consumption granted by the government (loans for consumption (mutuums) and assignments of secured receivables, or the “loans”) was made considering the context and special conditions that the electricity distribution business in Argentina has faced during the last four years.

As explained in Note 1 to the financial statements as of and for the fiscal year ended December 31, 2014, during the last four years, the Company recorded negative operating and net results, and both its liquidity and working capital levels were severely affected, mainly due to the delay in obtaining tariff increases from the government to cover the continuous increase in its operating costs and to comply with the Company’s investment plan and maintenance works necessary to maintain the provision of the public service. In addition, the Company had neither the necessary nor adequate conditions to access the financial markets to make up such deficits in light of the delay in obtaining tariff increases.

In such context, and until the integral tariff revision process concludes (the “final tariff revision”), the Argentine government has addressed the Company’s situation by passing different types of partial and temporary measures, which  basically include:

•         allowing the Company to retain PUREE funds instead of transferring them to the government (please see page F-17);

•         increasing the revenue through a new concept, established by Resolution No. 347/12 of the Secretary of Energy (“SE”), which revenue is to be applied in the execution of distribution infrastructure and corrective maintenance works on the Company’s facilities (please see page F-18);

•         authorizing  adjustments resulting from the Cost Monitoring Mechanism (CMM) for the period from May 2007 through December 2014, determined in accordance with Section 4.2 of the Adjustment Agreement, established by Resolution No. 250/13 of the SE (please see page F-15); and

•         not demanding the payment to CAMMESA of unpaid energy supply.

As is also explained in Note 2.c.VII to our Financial Statements, during 2014, all such measures proved insufficient to cover the salary increases imposed by the Secretary of Labor (the “Higher Salary Costs”) and to comply with the investments plan required to maintain the provision of the public service (the “Extraordinary Investment Plan”). For such reason, the Secretary of Energy instructed CAMMESA to enter into these Loans and assignment of secured receivables agreement with the Company.

For the case of the salary increases, the ES Note 4012 establishes that the amount is given as an advance payment of future CMM to be recognized.  For the investment plan, ES Resolution 65/14 was issued as a complement to ES Resolution 347/12 which established a charge to our clients considered as an advance to  future increases in VAD or Tariffs that the Company would receive (based on Government future’s decision), and moreover, these loans do not establish any repayment date obligations; it also establishes that down payments will not start until the Company presents conditions of economic and financial sustainability.

For the case of the salary increases, during March 2015, Res 32 /15 (Note 2.c.V. d) F-17) established a grant (through LVFVD) for the amounts generated to afford the salary increases pursuant to which the Company received Loans for consumption (Mutuums); these LVFVD were used to settle the outstanding balances of Loans for consumption (Mutuums); therefore no cash was used to cancel this obligation.

The Company understands that the repayment of these liabilities would be done like it was done in this case, through offsetting against receivables derived from the final clearance of the situation generated for the delays in the Tariff revision, in similar conditions to the compensation allowed for salary increases financing mentioned above.

Based on the above facts, the Company concluded that the financing extended to it did not constitute a typical financing decision made by the Company in normal business conditions, but was rather prompted by the impossibility of the Company to otherwise perform its contractual obligations as a public utility as requested by the Secretary of Energy, which, at the same time, is the authority called to implement the final tariff revision.

In light of the foregoing, the Company (i) concluded that the amounts received under the loans should not be classified as borrowings, but rather as “Other Payables”, following similar criteria applied in connection with other liabilities of the Company with the government such as, and (ii) provided a detailed disclosure in the notes to the Company’s financial statements (Note 1, Note 2.c.VII, Note 4.13.d and Note 19).

As these loans were not deemed as borrowings but instead classified as “Other Payables” in the balance sheet, they were included under “Operating Activities” in the statement of cash flows in accordance with IAS 7.

23. Benefit plans, page F-64

  You disclose on page F-65 that your 6% discount rate assumption “is reasonable considering the market rates for Argentine government bonds as of December 31, 2010.”

Explain to us in detail how you developed your discount rate assumption of 6% and how such assumption complies with paragraph 83 of IAS 19, which indicates that the discount rate should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds or, if there is no deep market in such bonds, government bonds. Separately address why you did not use current market rates and why you did not use quality corporate bond rates.

According to paragraph 83 of IAS 19, the discount rate should be based upon the yields available on high quality corporate bonds at the accounting date with a term that matches that of the liabilities.  IAS19 does not define "high quality", but this is generally taken to mean a security rating of AA. In countries where there is no deep market in such bonds, the market yields (at the balance sheet date) on government bonds shall be used, estimating the discount rate for longer maturities by extrapolating current market rates along the yield curve. In Argentina, there is no deep market for high-quality long-term fixed-income securities that could be used as a reference.  In addition, high inflation makes more suitable to use in the valuation real assumptions (assumptions that not take into account the inflation like salary increase and discount rate) instead of nominal ones (nominal rates are used to determine the net periodic pension cost). [Therefore, the Company set 6% which is an annual real discount rate included, as a market range, in the pension plan valuations. Finally, we used historic rates because long-term bonds are generally adjusted by the CER (Coeficiente de Estabilización de Referencia) index that does not reflect inflation properly, and we decided to use bonds corresponding to a time when the CER reflected, more accurately, the inflation.

  We note that you used the “1971 Group Annuity Mortality” table to determine the mortality of your active personnel. Explain to us why you are using this table as opposed to a more recent table and why the 1971 table represents the best estimate of the mortality of plan members. Refer to paragraph 82 of IAS 19.

The mortality table is not a significant parameter in the benefits’ valuation because the payments are lump sums (not annuities), so we kept the original mortality table. As the benefits are lump sums payments expected to be settled at the retirement date, the mortality assumption influences only during the active life of the employee. On the other hand, the GAM 71 and Argentina 2002-2006 tables, the latest Argentinian mortality table published by the Society of Actuaries –SOA- have very similar life expectancy for active employees from 20 to 65 years of age (considering this range as the range of active life):

                        GAM 71 Male: 43.4 vs ARG 2002-2006 M:  43.8

                        GAM 71 Female: 44.5 vs ARG 2002-2006 F:  44.6

Based on the above, we believe GAM 71 provides a reasonable mortality assumption for the Company’s purpose.

35. Assets and liabilities of disposal group classified as held for sale and discontinued operations, Page F-76

  We note you divested the AESEBA segment during 2013 which resulted in a loss of Pesos96.5 million pesos classified within discontinued operations. Further, we note you recorded gains in 2014 and 2013 in connection with the repurchase of your corporate debt by the trust established to facilitate the AESEBA sale. Since these gains appear related to the divestiture of AESEBA, please explain to us why they were classified within continuing operations as opposed to discontinued operations. Please cite the authoritative accounting literature you relied upon to determine the classification of these gains. To further our understanding, please walk us through the transactions associated with the AESEBA divestiture and related debt repurchases. In doing so, specify the debt securities you received as consideration and the debt securities you repurchased and quantify for us and clearly explain how you calculated the loss on sale.

As mentioned in Note 35 to our Financial Statements, on February 27, 2013 the Board of Directors of the Company approved the sale of AESEBA business segment. This sale price was payable in Argentine government Bonar 2013 bonds, or similar bonds, in an amount equivalent to Pesos 334.3 million, considering the market price of such Argentine government securities at the time of the transaction.

Subsequently, a Trust was set up in March 2013 among the Trustor (Servicios Eléctricos Norte BA S.L), the Trustee (Equity Trust Company de Uruguay) and the Company, where the buyer deposited the purchase price in cash and in Argentine government Global 2017 bonds, Argentine government Boden 2015 bonds, Argentine government Bonar X and Argentine government Bonar 2013 bonds. No debt instruments of the Company were contributed to the Trust. Through this transaction, the Company divested the AESEBA business segment, recording a loss of Pesos 96.5 million, included in the results from discontinued operations, as set forth by IFRS 5, paragraphs 6, 31 and 32. The Pesos 96.5 million loss arises from the difference between the book value of the investment in AESEBA at the date of the transaction (Pesos 430.8 million) and the market price at the date of the transaction, of the securities received (Pesos 334.3 million).

Subsequently, under a separate transaction from the above, the Trust used all the cash and bonds deposited to purchase Negotiable Obligations of the Company falling due in 2017 and 2022. The result of the repurchase of those Negotiable Obligations was a gain of Pesos 116.1 million, which was recognized in “Other financial results” (Pesos 71.7 million in fiscal year 2013 and Pesos 44.4 million in fiscal year 2014), in the Statement of Comprehensive Income. The decision about its disclosure is supported by the provisions of IFRS 9, paragraphs B3.3.3 and B3.3.4.

The Company acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities law of the United States.

Any questions relating to this response letter should be directed to me at 5411 4346-5006 and to my colleague, Verónica Gysin, at 5411 4346-5231. We can both be reached by facsimile at 5411 4346-5400.

 Sincerely,

                                                                                                    /s/ Leandro Montero

4